Exhibit 99.7

FOR IMMEDIATE RELEASE

TotalFinaElf Plans Service Station Swaps in Germany for Retail Outlets in France, Czech Republic and Hungary

Paris — April 1, 2003 — Under an agreement with Shell, TotalFinaElf is planning to swap 133 Shell-DEA retail outlets in Germany for seven motorway service stations in France, its 33 service stations in the Czech Republic and its 70 service stations in Hungary.

The agreement will consolidate TotalFinaElf’s marketing positions in Germany, where the Group already operates a network of 1,200 outlets.

TotalFinaElf will maintain a presence in the Czech Republic and Hungary in the specialties segment, which covers lubricants, liquefied petroleum gas, bitumen, aviation fuel, solvents and paraffins.

Performance of this agreement is subject to the approval of the competent regulators.

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